OPERATING AGREEMENT

MYLO MEDICAL SUPPLIES LLC
An Ohio Limited Liability Company

A MULTIPLE MEMBER-MANAGED LIMITED LIABILITY COMPANY

ARTICLE I
Company Formation

FORMATION

The members have formed a Limited Liability Company (the "Company") according to the laws of the state in which the Company was formed. This operating agreement is entered into and effective as of the date it is adopted by the members.

REGISTERED AGENT

The name and location of the Company's registered agent will be stated in the company's formation documents.

TERM

The Company will continue perpetually unless:

(a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution;

(b) Any event which causes the Company's business to become unlawful;

(c) The death, resignation, expulsion, bankruptcy, retirement of a member or the occurrence of any other event that terminates the continued membership of a member of the Company; or

(d) Any other event causing dissolution of the Company under applicable state laws.

CONTINUANCE OF COMPANY

In the event of an occurrence described in Section 1.3(c), if there are at least two remaining members, those members have the right to continue the business of the Company. This right can be exercised only by the unanimous vote of the remaining members within ninety (90) days after the occurrence of an event described in Section 1.3(c). If not exercised, the right of the members to continue the business of the Company will expire.

BUSINESS PURPOSE

The Company will conduct any lawful business deemed appropriate in carrying out the Company's objectives.

PRINCIPAL PLACE OF BUSINESS

The Company's principal place of business will be stated in the formation documents, or as selected by the members.

THE MEMBERS
The name and residential address of the each member is listed in Certification of Member section of this agreement

ADMISSION OF ADDITIONAL MEMBERS

Additional members may only be admitted to the Company through a Certificate of New Membership issuance by the company of new interest in the Company or as otherwise provided in this agreement.

ARTICLE II
Capital Contributions

INITIAL CONTRIBUTIONS
The members will initially contribute capital to the Company, as described in Exhibit 1 attached to this agreement. The agreed total value of such property and cash is _____.

ADDITIONAL CONTRIBUTIONS
Except as provided in ARTICLE 6.2, no member will be obligated to make any additional contribution to the Company's capital.

ARTICLE III
Profits, Losses and Distributions

PROFITS/LOSSES
For financial accounting and tax purposes, the Company's net profits or net losses will be determined on an annual basis. These profits and losses will be allocated to the members in proportion to each member's capital interest in the Company as set forth in this agreement below, as amended, and in accordance with Treasury Regulation 1. 704-1.

DISTRIBUTIONS
The members will determine and distribute available funds annually or as they see fit. "Available funds" refers to the net cash of the Company available after expenses and liabilities are paid. Upon liquidation of the Company or liquidation of a member's interest, distributions will be made in accordance with the positive capital account balances or pursuant to Treasury Regulation 1. 704-l(b)(2)(ii)(b) (2). To the extent a member has a negative capital account balance, there will be a qualified income offset, as set forth in treasury Regulation 1. 704-l(b)(2)(ii)(d).

ARTICLE IV
Management

MANAGEMENT OF THE BUSINESS
The members are responsible for the management of the Company.

MEMBERS
The liability of the members will be limited according to state law. No member is an agent of any other member of the Company, solely by reason of being a member.

POWERS OF MEMBERS

All members are authorized on the Company's behalf to make decisions as to:

(a)   the sale, development, lease, or other disposition of the Company's assets;

(b)   the purchase or other acquisition of other assets;

(c)   the management of all or any part of the Company's assets;

(d)   the borrowing of money and the granting of security interests in the Company's assets;

(e)   the pre-payment, refinancing, or extension of any loan affecting the Company's assets;

(f)   the compromise or release of any of the Company's claims or debts; and

(g)   the employment of persons, firms, or corporations for the operation and management of the Company's business.

The members are further authorized to execute and deliver:

(a)   all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting Company assets;

(b)   all checks, drafts, and other orders for the payment of the Company's funds;

(c)   all promissory notes, loans, security agreements, and other similar documents; and

(d)   all other instruments of any other kind relating to the Company's affairs.

CHIEF EXECUTIVE MEMBER

The members may elect a Chief Executive Member, as set forth in Exhibit 2, as may be amended. The Chief Executive Member has primary responsibility for managing the operations of the Company and for carrying out the decisions of the members. If a Chief Executive Member is elected, then the powers listed in Section 4.3 shall be held by the Chief Executive Member. If a Chief Executive Member is elected, then the other members will take no part in the control, management, direction, or operation of the Company's affairs and will have no power to bind the Company in legal agreements. The Chief Executive Member may seek advice from the members, but need not follow such advice.

NOMINEE

Title to the Company's assets must be held in the Company's name or in the name of any nominee that the members may designate. Pursuant to the powers listed in Section 4.3, the member has the power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

COMPANY INFORMATION

The Chief Executive Member must supply information regarding the company or its activities to any member upon request. Any member, or their authorized representative, will have access to and may inspect and copy all books, records, and materials in the Chief Executive Member's possession regarding the Company or its activities. Access and inspection of information will be at the requesting member's expense.

EXCULPATION

Any act or omission of the Chief Executive Member, the effect of which may cause loss or damage to the Company or the members, if done in good faith to promote the best interests of the Company, will not subject the Chief Executive Member to any liability.

INDEMNIFICATION

The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a member of the Company, employee, or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the member determines that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, does not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was lawful.

RECORDS

The members must keep the following at the Company's principal place of business or other location:

(a)   A current list of the full name and the last known street address of each member;

(b)   A copy of the Articles of Organization, this operating agreement, and all amendments to either document;

(c)   Copies of Company's federal, state and local income tax returns and reports for the three (3) most recent years;

(d)   Copies of the Company's financial statements for the three (3) most recent years.

ARTICLE V
Compensation

MANAGEMENT FEE

Any member rendering services to the Company is entitled to compensation proportionate with the value of those services.

REIMBURSEMENT

The Company must reimburse the members for all direct out-of-pocket expenses incurred in managing the Company.

ARTICLE VI
Bookkeeping

BOOKS

The Chief Executive Member will maintain a complete and accurate accounting of the Company's affairs at the Company's principal place of business. The members may select the method of accounting and the company's accounting period will be the calendar year.

MEMBER'S ACCOUNTS

The members must maintain separate capital and distribution accounts for each member. Each member's capital account will be determined and maintained in the manner set forth in Treasury Regulation 1. 704-l(b)(2)(iv) and will consist of his or her initial capital contribution increased by:

(a)   Any additional capital contribution made by the member;

(b)   Credit balances transferred from the member's distribution account to his or her capital account;

and decreased by:

(a)   Distributions to the member in reduction of Company capital;

(b)   The member's share of Company losses if charged to his or her capital account.

REPORTS

The Chief Executive Member will close the books of account after the close of each calendar year and will prepare and send to each member, a statement of such member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII
Transfers

ASSIGNMENT

If a member proposes to sell, assign, or otherwise dispose of all or any part of his or her interest in the Company, that member must first make a written offer to sell his or her interest to the other members at a price determined by mutual agreement. If the other members decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the members fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee will have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee will only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that member would otherwise be entitled.

ARTICLE VIII
Dissolution

DISSOLUTION

The member(s) may dissolve the company at any time. The member may NOT dissolve the company for a loss of membership interests. Upon dissolution the company must pay its debts first before distributing cash, assets, and/or initial capital to the member or the members interests. The dissolution may only be ordered by the member(s), not by the owner of the members interests.

CERTIFICATION OF MEMBER

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by the member as of this _____ day of _____, 20___.

Members:

Name_____Percent ____%   X_____

Address _____

Name_____Percent ____%   X_____

Address _____

Name_____Percent ____%   X_____

Address _____

Name_____Percent ____%   X_____

Address _____

Name_____Percent ____%   X_____

Address _____

Name_____Percent ____%   X_____

Address _____

Name_____Percent ____%   X_____

Address _____

EXHIBIT 1
CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the member's initial contribution to the Company capital is stated to be $_____. The description and each individual portion of this initial contribution is as follows:

_____	$_____
_____	$_____
_____	$_____
_____	$_____
_____	$_____
_____	$_____
_____	$_____
_____	$_____
_____	$_____

SIGNED AND AGREED this _____ day of _____, 20____.

_____
Signature of Member

EXHIBIT 2
LISTING OF CHIEF EXECUTIVE MEMBER

By a majority vote of the members the following Chief Executive Member was elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

_____

Signature of Chief Executive Member

_____

Printed Name

_____

Title

Address:

_____

_____

The above listed Chief Executive Member will serve in their capacities until they are removed for any reason by a majority vote of the members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this _____day of _____ 20___

_____   _____

Signature of Member   Signature of Member

_____   _____

Signature of Member   Signature of Member

Company Resolution to Open a Bank Account

Account: _____   Bank: _____

Holder: _____   Address: _____

Address: _____   _____

_____   _____

Acct #: _____

As a Member of the Company named above, I certify that the Company has been organized within the bounds of state law as a Limited Liability Company with its principal office located at:

_____.

I further attest that at the initial meeting of the Company's members held on _____, 20___, a quorum was present and voting and adopted the following resolutions:

Resolved, that the financial institution named above is designated as a depository for the funds of this Company, which may be withdrawn on checks, drafts, advices of debit, notes, or other orders for payments bearing any officer or authorized employee of this Company.

Further Resolved, that the financial institution will accept and pay on, without further inquiry, any checks or debits drawn against any of the Company's accounts. The checks or debits will be honored by the financial institution whether the item has been drawn or endorsed to the order of any authorized officer or employee signing; tendered by the authorized officer or employee for the purpose of cashing or payment; or for deposit to the officer's or employee's personal account. The financial institution will not be required to inquire as to the use of any check or debit signed in accordance with the resolutions contained herein.

Further Resolved, that the officers or authorized employees may execute other agreements, including, but not limited to, special depository agreements, and arrangements concerning the manner, condition, and/or purposes for which funds, checks, debits, or items of the Company may be deposited, collected, or withdrawn, as long as these other agreements are not contrary to the provisions contained in this resolution.

Further Resolved, that the power granted to the Company's officers or authorized employees will remain in full force and effect until written notice has been delivered and received by the financial institution at each location where an account is maintained. The financial institution will be indemnified and held harmless from any losses suffered or liabilities incurred by continuing to act in accordance with this resolution.

I Further Attest that the persons named below occupy the stated positions, as indicated by their signatures, and that the resolutions contained in this document are recorded on the books of the Company, and these resolutions are in full force and effect and have not been altered in any way.

[Signatures on the following page]

I Agree to all of the above on this _____day of _____, 20_____.

CERTIFIED TO AND ATTESTED BY:

X_____

Company Member